                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF FEBRUARY 2006

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    (Address of principal executive offices)

     1.   News Release dated January 31, 2006;

     2.   Interim Financial Statements for the period ended December 31, 2005;

     3.   MD&A for the period ended December 31, 2005;

     4.   Form 52-109F2 Certificate of Interim Filings - CEO;

     5.   Form 52-109F2 Certificate of Interim Filings - CFO;

     6.   News Release dated February 17, 2006; and

     7.   News Release dated February 27, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2006

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.


By: "Joseph Giuffre"
    ---------------------------------
    Joseph P. Giuffre
    Director and Corporate Secretary

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745

 NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

                         ANTHONY CLARK PRIVATE PLACEMENT

Calgary, Alberta, Canada, January 31, 2006 -- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD:
ACKBF) ("Anthony Clark") announces a non-brokered private placement of up to 334,000 units at a price of $0.60 per unit to raise gross proceeds of up to $200,400. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one common share at a price of $0.80 per share for one year after the date of the closing of the transaction.

A finder's fee may be paid in respect of the private placement. The net proceeds from the private placement will be used for working capital purposes and completion of the above noted private placement is subject to the review and approval of the same by the TSX.

Anthony Clark is a general insurance broker and has expanded principally though internal growth and brokerage acquisitions of 23 general insurance brokerages and processes approximately CDN$107,000,000 (U.S.$86,000,000) annually in insurance premiums for its 63,000 customers.

For further information:    Press Contacts - North America Barry Kaplan
                            Barry Kaplan Associates
                            New Jersey
                            Telephone: (732) 747-0702
                            Email: smallkap@aol.com

Anthony Clark International
Insurance Brokers Ltd.      Mr. Tony Consalvo, C.O.O.
                            Telephone: (403) 225-5100
                            Email: tony.consalvo@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

                                                     On behalf of
                                                     ANTHONY CLARK INTERNATIONAL
                                                     INSURANCE BROKERS LTD.
                                                     Primo Podorieszach, C.E.O.

           (ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. LOGO)

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

                               THIRD QUARTER 2006

               UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE THREE MONTHS AND NINE MONTHS ENDED

                                DECEMBER 31, 2005

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

                                                DECEMBER 31,    MARCH 31,
                                                    2005          2005
                                                (UNAUDITED)     (AUDITED)
                                                ------------   -----------
ASSETS
CURRENT ASSETS:
   CASH                                         $    260,372   $   401,944
   ACCOUNTS RECEIVABLE                             2,771,589     1,708,085
   TRUST CASH (NOTE 1)                               340,645            --
   PREPAID EXPENSES                                   85,016       221,705
                                                ------------   -----------
                                                   3,457,622     2,331,734

NOTE RECEIVABLE                                           --       181,440
DUE FROM DIRECTOR (NOTE 8)                            40,000        40,000
COMPUTER SYSTEMS AND OFFICE EQUIPMENT                321,493       399,442
CUSTOMER ACCOUNTS                                  4,060,081     5,678,499
GOODWILL (NOTE 2)                                  9,451,283    12,525,334
DEFERRED FINANCING COSTS (NOTE 3)                  2,321,740            --
NON-COMPETITION AGREEMENTS                           604,581       705,890
                                                ------------   -----------
                                                $ 20,256,800   $21,862,339
                                                ============   ===========
LIABILITIES
CURRENT LIABILITIES:
   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES     $  2,682,654   $ 1,507,553
   DEMAND LOAN                                        58,295            --
   CURRENT PORTION OF LONG TERM-DEBT (NOTE 4)        834,771    17,525,064
   CURRENT PORTION OF OBLIGATIONS UNDER
      CAPITAL LEASES (NOTE 5)                         10,164        20,735
   TRUST LIABILITY (NOTE 1)                          336,719            --
   INCOME TAXES PAYABLE                              177,386        63,877
                                                ------------   -----------
                                                   4,099,989    19,117,229

OBLIGATIONS UNDER CAPITAL LEASES (NOTE 5)             13,184        19,231

LONG-TERM DEBT (NOTE 4)                           15,087,426            --

FUTURE INCOME TAXES                                  268,769       316,910
                                                ------------   -----------
                                                  19,469,368    19,453,370
                                                ------------   -----------
SHAREHOLDERS' EQUITY
SHARE CAPITAL (NOTE 6)                            10,201,802     9,895,142
CONTRIBUTED SURPLUS                                1,333,703       667,585
CUMULATIVE TRANSLATION ADJUSTMENTS                     5,164       (29,120)
DEFICIT                                          (10,753,237)   (8,124,638)
                                                ------------   -----------
                                                     787,432     2,408,969
                                                ------------   -----------
                                                $ 20,256,800   $21,862,339
                                                ============   ===========
COMMITMENTS (NOTE 9)
LEGAL PROCEEDINGS (NOTE 12)
SUBSEQUENT EVENT (NOTE 13)

SEE ACCOMPANYING NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

                                            FOR THE THREE MONTHS ENDED   FOR THE NINE MONTHS ENDED
                                                   DECEMBER 31,                 DECEMBER 31,
                                            --------------------------   --------------------------
                                                2005           2004          2005           2004
                                            ------------   -----------   ------------   -----------
REVENUE                                     $  3,088,025   $ 3,146,777   $  9,255,446   $ 8,191,962
                                            ------------   -----------   ------------   -----------
EXPENSES:
   SALARIES AND WAGES                          1,873,325     2,104,132      6,026,175     5,699,466
   RENT                                          205,131       229,811        682,482       552,769
   GENERAL AND ADMINISTRATIVE                    444,286       785,582      1,931,631     1,736,324
   STOCK BASED COMPENSATION                           --            --             --       411,275
                                            ------------   -----------   ------------   -----------
                                               2,522,742     3,119,525      8,640,288     8,399,834
EARNINGS BEFORE INTEREST, TAXES,
   DEPRECIATION AND AMORTIZATION                 565,283        27,252        615,158      (207,872)
   INTEREST AND FINANCING COSTS (NOTE 10)       (715,011)     (560,016)    (1,960,588)   (1,242,937)
   DEPRECIATION AND AMORTIZATION                (369,300)     (422,391)    (1,199,136)     (880,062)
                                            ------------   -----------   ------------   -----------
LOSS BEFORE INCOME TAXES                        (519,028)     (955,155)    (2,544,566)   (2,330,871)
                                            ------------   -----------   ------------   -----------
   INCOME TAXES:
   CURRENT                                       (76,481)           --       (132,174)           --
   FUTURE                                         14,986       (19,002)        48,141       (59,358)
                                            ------------   -----------   ------------   -----------
                                                 (61,495)      (19,002)       (84,033)      (59,358)
                                            ------------   -----------   ------------   -----------
NET LOSS                                        (580,523)     (974,157)    (2,628,599)   (2,390,229)
                                            ------------   -----------   ------------   -----------
DEFICIT, BEGINNING OF PERIOD AS
   PREVIOUSLY REPORTED                       (10,172,714)   (5,070,556)    (8,124,638)   (3,502,196)
   EFFECT OF CHANGE IN ACCOUNTING POLICY
      FOR: STOCK BASED COMPENSATION                   --            --             --      (152,288)
                                            ------------   -----------   ------------   -----------
DEFICIT, END OF PERIOD AS RESTATED          $(10,753,237)  $(6,044,713)  $(10,753,237)  $(6,044,713)
                                            ============   ===========   ============   ===========
EARNINGS (LOSS) PER SHARE, BASIC AND
   DILUTED                                         (0.07)        (0.12)         (0.32)        (0.30)

SEE ACCOMPANYING NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED)

                                                FOR THE THREE MONTHS ENDED   FOR THE NINE MONTHS ENDED
                                                      DECEMBER 31,                 DECEMBER 31,
                                                --------------------------   -------------------------
                                                     2005          2004          2005          2004
                                                  -----------   ---------    -----------   -----------
CASH FLOW FROM(USED IN) OPERATING ACTIVITIES:

NET LOSS                                          $  (580,523)  $(974,157)   $(2,628,599)  $(2,390,229)

ADJUSTMENTS TO RECONCILE NET CASH PROVIDED BY
OPERATING ACTIVITIES
   DEPRECIATION AND AMORTIZATION                      369,300     422,391      1,199,136       880,062
   AMORTIZATION OF DEFERRED FINANCING  COSTS
      AND LOAN DISCOUNTS                              132,518      70,787        291,807       162,044
   LOSS ON DISPOSITION OF COMPUTER EQUIPMENT               --          --          9,468            --
   INTEREST ON SELLER NOTES                                --      33,186             --        98,636
   STOCK- BASED COMPENSATION                               --          --             --       411,275
   FUTURE INCOME TAXES                                (14,986)     19,002        (48,141)       59,358
   NET GAIN ON KABAKER SETTLEMENT                    (236,094)         --       (236,094)           --
                                                  -----------   ---------    -----------   -----------
                                                     (329,785)   (428,791)    (1,412,423)     (778,854)
CHANGES IN NON-CASH WORKING CAPITAL ACCOUNTS:
   ACCOUNTS RECEIVABLE                             (1,260,610)     99,937     (1,089,973)     (592,950)
   PREPAID EXPENSES                                   142,001     216,020        130,387       (63,303)
   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES           868,249      94,956      1,308,395       807,301
                                                  -----------   ---------    -----------   -----------
                                                     (580,145)    (17,878)    (1,063,614)     (627,806)
                                                  -----------   ---------    -----------   -----------
CASH FLOW FROM(USED IN) FINANCING ACTIVITIES:
   DEMAND LOAN                                         57,600          --         57,600            --
   REPAYMENT OF LONG-TERM DEBT                        (71,461)    (50,419)    (7,980,649)     (220,095)
   PROCEEDS FROM LONG-TERM DEBT                            --    (249,240)    10,425,561     7,401,464
   SHARE ISSUE COSTS                                       --          --             --        (1,974)
   FINANCING COSTS PAID                                    --       4,172     (1,792,689)     (796,975)
   NOTE RECEIVABLE                                    174,150                    174,150            --
   NET CASH PAID ON KABAKER SETTLEMENT                (13,074)         --        (13,074)           --
   RESTRICTED CASH                                         --      (1,362)            --        (3,037)
                                                  -----------   ---------    -----------   -----------
                                                      147,215    (296,849)       870,899     6,379,383
                                                  -----------   ---------    -----------   -----------
CASH FLOW FROM(USED IN) INVESTING ACTIVITIES:
   ADDITIONS TO COMPUTER SYSTEMS AND OFFICE
      EQUIPMENT                                       (10,355)     (4,136)       (14,023)      (52,162)
   BUSINESS ACQUISITIONS                                   --     (20,598)            --    (7,848,600)
                                                  -----------   ---------    -----------   -----------
                                                      (10,355)    (24,734)       (14,023)   (7,900,762)
                                                  -----------   ---------    -----------   -----------
EFFECT OF FOREIGN EXCHANGE                            105,395     309,423         65,166       404,582
                                                  -----------   ---------    -----------   -----------
INCREASE (DECREASE) IN CASH DURING THE PERIOD        (337,890)    (30,038)      (141,572)   (1,744,603)

CASH, BEGINNING OF PERIOD                             598,262     275,098        401,944     1,989,663
                                                  -----------   ---------    -----------   -----------
CASH, END OF PERIOD                               $   260,372   $ 245,060    $   260,372   $   245,060
                                                  ===========   =========    ===========   ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
   INTEREST PAID                                  $   360,614   $ 419,137    $ 1,227,232   $   897,015
   TAXES PAID                                     $    18,665          --    $    18,665            --

SEE ACCOMPANYING NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2005
(Expressed in Canadian dollars)
(unaudited)

Anthony Clark International Insurance Brokers Ltd.'s (the "Company") primary business activity involves the operation of general insurance brokerages in Canada and the United States. Shares of the Company trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Company conducts its business in the United States through its wholly-owned subsidiary Addison York Insurance Brokers Ltd. ("Addison"). Revenues are attributed to geographic areas based on the location of resources producing the revenues.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent audited annual consolidated financial statements for the year ended March 31, 2005. As the interim consolidated financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company's March 31, 2005 audited annual consolidated financial statements.

1.   TRUST CASH

     Premiums collected (less commissions), but not yet remitted to insurance companies, are included in trust cash. Trust cash is restricted to use by contractual obligations and by law in certain states in which the Company operates.

2.   GOODWILL

     Under the terms of the purchase agreement for the Vista acquisition, there was a provision for the adjustment of the purchase price based on actual commission revenue in the second year after purchase, as defined in the agreement. At September 30, 2005, the purchase price was recalculated resulting in an adjustment to reduce goodwill in the amount of US$2,297,311 and customer accounts in the amount of US$377,051 and the note payable to the vendor in the amount of US$2,674,362.

3.   DEFERRED FINANCING COSTS

                                                             December 31,   March 31,
                                                                 2005         2005
                                                             ------------   ---------
Cost                                                          $2,603,820       $--
Accumulated amortization                                        (282,080)       --
                                                              ----------       ---
                                                              $2,321,740       $--
                                                              ==========       ===

4.   LONG-TERM DEBT

                                                             December 31,     March 31,
                                                                 2005           2005
                                                             ------------   ------------
Term loan (U.S.$ 8,027,105) with interest at the prime
   rate of interest plus 6.25% per annum, but not less
   than 12% per annum payable monthly. Principal repayment
   is based on an excess cash availability formula.
   Outstanding loan amount in excess of 3 times the
   trailing twelve month adjusted EBITDA is repayable. The
   loan matures on June 15, 2010 and is collateralized by
   a pledge of all assets of the Company. No principal
   repayments have been made to December 31, 2005.           $ 9,358,802    $         --

Due on demand (U.S.$ 3,500,000) with interest at the prime
   rate of interest plus 8% per annum, with interest only
   payments until March 24, 2005 and then repayable in
   monthly payments of approximately $ 95,000 including
   principal and interest, due on March 22, 2011 and
   collateralized by a pledge of all assets of the Company
   and cash held in escrow.                                           --       4,233,600

   Cash held in escrow (U.S.$ 500,000)                                --        (609,306)
                                                             -----------    ------------
                                                                      --       3,624,294
                                                             -----------    ------------
Due on demand (U.S.$ 2,901,558) with interest at the prime
   rate of interest plus 2% per annum, with interest only
   payments until June 14, 2006 and then repayable in
   monthly payments of approximately $ 103,446 including
   principal and interest, due on June 14, 2009 and
   collateralized by a pledge of all assets of the
   Company.                                                           --       3,509,728

Note payable (U.S.$ 3,250,000) with interest at 14% per
   annum, with interest only payments, due on August 31,
   2008 and collateralized by a pledge of certain assets
   of the Company.                                             3,789,175       3,931,200

Note payable (U.S.$ 766,465) with interest at 7% per annum
   and repayable in monthly payments of $ 23,806 including
   principal and interest, due on August 31, 2009 and
   collateralized by a pledge of certain assets of the
   Company.                                                      893,623       1,089,241

Note payable (U.S.$1,155,000) with interest at 8% per
   annum and repayable in monthly payments of $ 33,369
   including principal and interest that do not begin
   until January 1, 2008, due on December 31, 2012 and
   collateralized by a pledge of certain assets of the
   Company.                                                    1,346,615       1,397,088

Note payable (U.S.$ 458,000) with no interest and
   repayable in twelve monthly payments of $ 13,000 and
   then twenty eight monthly payments of $11,250 principal
   only, commencing on December 31, 2005, due on March 31,
   2009 and collateralized by a pledge of certain assets
   of the Company. See note 12.                              $   533,982    $  3,973,513
                                                             -----------    ------------
                                                              15,922,197      17,525,064
Current portion                                                 (834,771)    (17,525,064)
                                                             -----------    ------------
                                                             $15,087,426    $         --
                                                             ===========    ============

On June 15, 2005, the Company closed a U.S.$ 25,000,000 ($ 30,750,000) secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders have agreed to provide a U.S.$ 25,000,000 ($ 30,750,000) five year term loan facility (the "Facility") to the Company.

The Company can borrow an aggregate amount, not to exceed at any time outstanding, three times the trailing twelve month adjusted Earnings Before Interest, Income taxes, Depreciation and Amortization ("EBITDA"). The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S.$ 3.0 million and U.S.$ 5.0 million respectively. As additional consideration for providing the Facility, the Company has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares at a price of $ 0.80 per share until June 15, 2010.

The Facility has been fully guaranteed and collateralized by the Company.

The initial term loan proceeds of U.S.$ 7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 in the amount of U.S.$ 6,458,460, and pay the costs of U.S.$ 1,515,000 incurred in relation to the Facility. Additional legal costs of U.S.$181,223 have been incurred in relation to the Facility. On June 30, 2005, the Company was advanced an additional US$500,000 under the Facility for working capital. In November 2005, a first amendment to the amended and restated loan and security agreement was made which effectively amended certain covenants and related measurement dates. The balance of the Facility may only be used to fund permitted acquisitions within the United States.

The aggregate maturities of long-term debt for the five years subsequent to December 31, 2005 are as follows:

2006              $   834,771
2007                  394,905
2008                  640,244
2009                4,255,563
2010 and beyond     9,796,714
                  -----------
                  $15,922,197
                  ===========

5.   OBLIGATIONS UNDER CAPITAL LEASES

                                                        December 31,   March 31,
                                                            2005          2005
                                                        ------------   ---------
Obligations under capital leases, bearing interest at
   rates ranging from 0% to 15% per annum and secured
   by the assets under lease                              $ 23,348     $ 39,966
   Current portion                                         (10,164)     (20,735)
                                                          --------     --------
                                                          $ 13,184     $ 19,231
                                                          ========     ========

6.   SHARE CAPITAL

Common Shares

Authorized
   Unlimited common shares without par value

                                   2005                      2004
                         -----------------------   -----------------------
                           Shares       Amount       Shares       Amount
                         ---------   -----------   ---------   -----------
Issued

March 31,                7,955,153   $ 9,895,142   7,955,153   $10,001,138
Share issue costs                                                   (1,974)
Common shares issued
   for debt settlement     383,325       306,660          --            --
                         ---------   -----------   ---------   -----------
December 31,             8,338,478   $10,201,802   7,955,153   $ 9,999,164
                         =========   ===========   =========   ===========

     The normal course issuer bid expired May 19, 2005. The Company did not repurchase any of its shares during the quarter ended June 30, 2005.

     On August 18, 2005, a debt of US$250,000 was settled by the issuance of 383,325 common shares.

     Share Purchase Warrants

     A summary of the Company's share purchase warrants outstanding and exercisable as at December 31, 2005, and changes related thereto, are as follows:

                                           Exercise
                             Outstanding     Price
                             -----------   --------
Balance, March 31, 2005         263,098      $1.60
Issued                        1,439,128       0.80
                              ---------      -----
Balance, December 31, 2005    1,702,226      $0.92
                              =========      =====

     The share purchase warrants exercisable at $1.60 per warrant expire February 28, 2006 and the share purchase warrants exercisable at $.80 expire June 15, 2010. No share purchase warrants were exercised during the nine month period ended December 31, 2005.

     The fair value of the share purchase warrants issued in the quarter ended June 30, 2005 has been accounted for as Deferred Financing Costs ($666,100).

     The fair value of share purchase warrants issued to Bridge was estimated on the date of award using the Black-Scholes option pricing model with the following assumptions:

                            2005
                          -------
Risk-free interest rate       2.6%
Estimated volatility           67%
Expected lives            5 years

     The average fair value of share purchase warrants issued during the June 30, 2005 quarter, as calculated using the Black-Scholes option pricing model, was $ 0.46 per share purchase warrant.

     The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable. Also, option pricing models require the use of estimates and assumptions including expected volatility. The Company uses expected volatility rates, which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect these fair value estimates.

7.   STOCK-BASED COMPENSATION

     The Company has an incentive stock option plan, which provides for the award of stock options to directors, officers, employees and consultants. A maximum of 1,309,811 common shares are reserved under the plan. The terms and exercise prices of all stock option awards are determined by the directors at the time of issue. All stock options awarded prior to March 31, 2001 vested immediately. Stock options awarded during the year ended March 31, 2002 vest over periods of up to five years. All stock options awarded during the years ended March 31, 2004 and 2005 vested immediately.

     Changes in options during the periods ended December 31, 2005 and March 31, 2005 are as follows:

                                     December 31, 2005         March 31, 2005
                                   ---------------------   ---------------------
                                               Weighted-               Weighted-
                                                average                 average
                                   Number of    exercise   Number of    exercise
                                    options      price      options      price
                                   ---------   ---------   ---------   ---------
Outstanding, beginning of period   1,290,411    $ 1.00     1,308,811    $ 1.23
Awarded                                   --        --       520,000      1.10
Cancelled                            (15,000)    (1.10)       (4,000)    (1.00)
Expired                                   --        --      (534,400)    (1.69)
                                   ---------    ------     ---------    ------
Outstanding, end of period         1,275,411    $ 0.99     1,290,411    $ 1.00
                                   ---------    ------     ---------    ------
Exercisable, end of period         1,272,911    $ 0.99     1,277,411    $ 1.00
                                   ---------    ------     ---------    ------

     The following table sets forth information relating to stock options outstanding as at December 31, 2005:

                               Number        Weighted                   Number
                             outstanding     average     Weighted-    exercisable   Weighted
              Range of           at         remaining     average         at         average
              exercise      December 31,   contractual    exercise   December 31,   exercise
 Expiry        prices           2005           life        price         2005         price
--------   --------------   ------------   -----------   ---------   ------------   --------
10/26/06   $         1.00       431,000        0.83        $1.00         431,000      $1.00
03/18/07             1.15         5,000        1.21         1.15           2,500       1.15
08/29/08             0.81       319,411        2.67         0.81         319,411       0.81
08/29/08             1.00        15,000        2.67         1.00          15,000       1.00
08/05/09             1.10       490,000        3.58         1.10         490,000       1.10
08/16/09             1.25        15,000        3.58         1.25          15,000       1.25
           --------------     ---------        ----        -----       ---------      -----
           $0.81 to $1.25     1,275,411        2.40        $0.99       1,272,911      $0.99
           ==============     =========        ====        =====       =========      =====

8.   RELATED PARTY TRANSACTIONS

     The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to between the related parties, unless otherwise noted.

     The amount due from an officer and director bears interest at the Royal Bank of Canada's prime rate of interest and is collateralized by a pledge of marketable securities and a pledge of other personal assets. The amount is repayable on demand but the Company does not anticipate requesting full repayment during the next fiscal year.

     Two directors are also partners with law partnerships. During the nine months ended the Company incurred $ 220,178 (2004 -$223,940) of legal fees with these law partnerships.

     The Company processed certain of its insurance policy sales through facilities owned by an officer of the subsidiary. During the quarter ended June 30, 2005, the Company processed $ 667,269 (2004 - $ 723,244) of revenue through this arrangement, incurred payroll costs, rent and overhead of $ 649,316 (2004 - $ 826,379) and paid for the purchase of office equipment of $ 9,405 (2004 - $ 13,925). Effective June 24, 2005, the
     officer of the subsidiary is no longer employed by the Company and therefore is no longer a related party.

9.   COMMITMENTS

     The Company leases office premises under operating leases that expire at various dates during the 2006 through 2007 fiscal years. The Company's minimum lease payments under the agreements are as follows:

2006   $512,764
2007     66,549
       --------
       $579,313
       ========

10.  INTEREST AND FINANCING COSTS

                                                 December 31,   December 31
                                                     2005           2004
                                                 ------------   -----------
CANADIAN OPERATIONS
   Interest on obligations under capital lease    $      731     $    1,101
                                                  ----------     ----------
U.S. OPERATIONS
   Interest and loan fees on long-term debt       $1,667,516     $1,075,740
   Amortization of financing costs                   291,807        162,044
   Interest on obligations under capital lease           534          4,052
                                                  ----------     ----------
                                                   1,959,857      1,241,836
                                                  ----------     ----------
                                                  $1,960,588     $1,242,937
                                                  ==========     ==========

     Early payment fees of $336,655 paid to Oak Street and FCC in June 30, 2005 are included in interest and loan fees on long-term debt.

11.  SEGMENT DISCLOSURES

The Company operates in two geographic regions, Canada and the United States. There were no inter-segment transactions during the reporting periods:

OPERATING SEGMENTS

                                 THREE MONTHS ENDED DECEMBER 31, 2005    THREE MONTHS ENDED DECEMBER 31, 2004
                                -------------------------------------   -------------------------------------
                                  CANADA        US       CONSOLIDATED     CANADA        US       CONSOLIDATED
                                ---------   ----------   ------------   ---------   ----------   ------------
Revenue                         1,359,335    1,728,690     3,088,025    1,129,138    2,017,639     3,146,777
Net earnings (loss)               115,894     (696,417)     (580,523)    (108,979)    (865,178)     (974,157)
Identifiable assets             4,321,345   15,935,455    20,256,800    4,683,080   18,074,276    22,757,356
Additions to
- Computer systems and office
equipment                              --       10,361        10,361        2,947        1,189         4,136
- Goodwill                             --           --            --           --      104,941       104,941
Depreciation and amortization      62,477      306,823       369,300       68,713      353,678       422,391
Interest and financing costs          211      714,800       715,011          338      559,678       560,016
Computer systems and office
equipment and goodwill          1,671,517    8,101,259     9,772,776    1,715,354   10,328,202    12,043,556

OPERATING SEGMENTS

                                 NINE MONTHS ENDED DECEMBER 31, 2005     NINE MONTHS ENDED DECEMBER 31, 2004
                                -------------------------------------   -------------------------------------
                                  CANADA        US       CONSOLIDATED     CANADA        US       CONSOLIDATED
                                ---------   ----------   ------------   ---------   ----------   ------------
Revenue                         3,661,837    5,593,609     9,255,446    3,799,362    4,392,600     8,191,962
Net earnings (loss)               153,934   (2,782,533)   (2,628,599)    (315,717)  (2,074,512)   (2,390,229)
Identifiable assets             4,321,345   15,935,455    20,256,800    4,683,080   18,074,276    22,757,356
Additions to
- Computer systems and office
equipment                              --       17,051        17,051        7,755       44,407        52,162
- Goodwill                             --           --            --           --    6,969,056     6,969,056
Depreciation and amortization     187,432    1,011,704     1,199,136      201,589      678,473       880,062
Interest and financing costs          731    1,959,857     1,960,588        1,101    1,241,836     1,242,937
Computer systems and office
equipment and goodwill          1,671,517    8,101,259     9,772,776    1,715,354   10,328,202    12,043,556

12.    LEGAL PROCEEDINGS

       On December 16, 2005, the Company negotiated a settlement to all of the outstanding legal actions with DKWS Enterprises Inc. ("DKWS"), John Kabaker and the Kabaker Family Trust of July 2, 1998 (the "Trust"). The negotiated settlement included a dismissal of all pending legal actions and a substantial discount to the purchase price in connection with the acquisition of the assets of the Vista Insurance Agency. The contingent purchase price for the remaining 20% of the acquisition, which had not been recorded, has been extinguished. A net gain was recorded of $254,095 (US$210,675) relating to the settlement agreement.

       On September 15, 2005, John Kabaker filed a complaint with the U.S. Department of Labor, for unlawful retaliation pursuant to section 806 of the Sarbanes-Oxley Act. On December 14, 2005, the U.S. Department of Labor confirmed the withdrawal of the complaint and confirmed that they will not be continuing their investigation into the complaint.

13.    SUBSEQUENT EVENT

       On January 31, 2006, the Company arranged a non-brokered private placement of up to 334,000 units at a price of $0.60 per unit to raise gross proceeds of up to $200,400. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one common share at a price of $0.80 per share for one year after the date of the closing of the transaction.

       A finder's fee may be paid in respect of the private placement. The net proceeds from the private placement will be used for working capital purposes and completion of the above-noted private placement is subject to the review and approval of the same by the Toronto Stock Exchange.

           (ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. LOGO)

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

                               THIRD QUARTER 2006

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                   FOR THE THREE MONTHS AND NINE MONTHS ENDED

                                DECEMBER 31, 2005

FEBRUARY 13, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis may contain forward looking statements and information. Forward looking statements are statements that are not historical fact and are generally identified by words such as "believe", "expects", "projects" and words of similar connotation. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward looking statements. Risks and uncertainties include, but are not limited to, risk with respect to general economic conditions, changes in the insurance marketplace, regulations and taxes, restrictive terms and conditions, coverage exclusions and higher prices in every line of insurance. Readers are cautioned not to place undue reliance on these forward looking statements.

The Company does not undertake to update or re-issue the forward looking statements that may be contained herein, whether as a result of new information, future events or otherwise.

OVERVIEW

Anthony Clark International Insurance Brokers Ltd.'s (the "Company") primary business activity involves the operation of general insurance brokerages in Canada and the United States. Shares of the Company trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Company, founded in 1989, has expanded through internal growth and acquisitions. The Company operates in two economic environments and revenues are attributed to geographic areas based on the location of resources producing the revenues.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended December 31, 2005, included elsewhere herein, and the audited consolidated financial statements and MD&A for the year ended March 31, 2005, included in the 2005 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the nine months ended December 31, 2005 and the audited consolidated financial statements are both prepared in accordance with Canadian generally accepted accounting principles. These filings along with the Company's Annual Information Form are available at www.sedar.com.

All amounts are in Canadian Dollars unless otherwise indicated.

RESULTS OF OPERATIONS

For the nine months ending December 31, 2005

REVENUE

The Company's revenue has increased to $9,255,446 for the nine months ending December 31, 2005 from $8,191,962 for the nine months ending December 31, 2005 (13%) primarily due to the US acquisitions in Virginia and Illinois, in the second and fourth quarter of the fiscal year ending March 31, 2005, partially offset by the loss of an independent producer's revenue in one US division.

EXPENSES

Salaries and wages have increased to $6,026,175 for the nine months ending December 31, 2005 from $5,699,466 for the nine months ending December 31, 2004 primarily due to the US acquisitions in Virginia and Illinois, in the second and fourth quarter of the fiscal year ending March 31, 2005, partially offset by cost reductions made in the US operations.

Rent increased to $682,482 for the nine months ending December 31, 2005 from $552,769 for the nine months ending December 31, 2004 primarily due to rent related to the new US acquisitions in Virginia and Illinois.

General and administrative expenses increased to $1,931,631 for the nine months ending December 31, 2005 from $1,736,324 for the nine months ending December 31, 2004 mainly due to the inclusion of general and administrative expenses of new US acquisitions in Virginia and Illinois, and legal expenses related to the Kabaker dispute, partially offset by the gain on the Kabaker settlement and cost reductions.

There was $0 (2004 - $411,275) stock-based compensation in the nine months ending December 31, 2005.

Revenue and expenses for the new US operations relate to the acquisitions made by the Company in the second and fourth quarters of the fiscal year ending March 31, 2005. As a result, there are partial comparative numbers for the US operations in the nine months ending and the three months ending December 31, 2004.

For the three months ending December 31, 2005

REVENUE

The Company's revenue has decreased to $3,088,025 for the three months ending December 31, 2005 from $3,146,777 for the three months ending December 31, 2004 (2%) primarily due to loss of an independent producer's revenue in one US division, and decrease in revenue in Virginia, which was partially offset by revenue generated from the new US acquisition in Illinois and increase in revenue from Canadian operations due to rollbacks of premiums related to auto insurance legislated by the provincial government in the prior year quarter.

EXPENSES

Salaries and wages have decreased to $1,873,325 for the three months ending December 31, 2005 from $2,104,132 for the three months ending December 31, 2004 primarily due to cost reductions in the US operations, partially offset by the increase from the acquisition in Illinois.

Rent decreased to $205,131 for the three months ending December 31, 2005 from $229,811 for the three months ending December 31, 2004 primarily due to the decrease related to arenegotiated lease in one location partially offset by the increase due to the US acquisition in Illinois.

General and administrative expenses decreased to $444,286 for the three months ending December 31, 2005, from $785,582 for the three months ending December 31, 2004 mainly due to company wide cost reductions and the gain on Kabaker settlement, partially offset by the legal costs related to the Kabaker litigation and the increase due to the US acquisition in Illinois in the fourth quarter of the fiscal year ended March 31, 2005.

Revenue and expenses for the new US operations relate to the acquisitions made by the Company in the second and fourth quarters of the fiscal year ending March 31, 2005. As a result, there are partial comparative numbers for the US operations in the nine months ending and the three months ending December 31, 2004.

EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

The Company's earnings increased from $(207,872) (EBITDA) for the nine months ending December 31, 2004 to $615,158 (EBITDA) for the nine months ending December 31, 2005, an increase of $823,030 and increased from $27,252 for the three months ending December 31, 2004 to $565,283 for the three months ending December 31, 2005, an increase of $538,031, primarily due to the benefit of cost reduction initiatives in the US operations, the gain on Kabaker settlement, offset by legal expenses related to the Kabaker dispute and a decrease of $411,275 which was included in the nine month period ending December 31, 2004 for stock based compensation expense. EBITDA as a percentage of revenue has increased from (2.5%) for the nine months ending December 31, 2004 to 6.6% for the nine months ending December 31, 2005. Management continues to streamline the costs associated with its US operations and expects further EBITDA improvements in upcoming quarters from these adjustments together with the effect of new acquisitions.

EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss below.

RECONCILIATION OF EBITDA TO NET LOSS

Nine months ending December 31,              2005          2004
-------------------------------          -----------   -----------
Revenue                                  $ 9,255,446   $ 8,191,962
Earnings before the following (EBITDA)       615,158      (207,872)
Interest and Financing Costs              (1,960,588)   (1,242,937)
Depreciation and amortization             (1,199,136)     (880,062)
Income Taxes (expense) recovery              (84,033)
                                                           (59,358)
                                         -----------   -----------
NET LOSS                                 $(2,628,599)  $(2,390,229)
                                         ===========   ===========

INTEREST AND FINANCING COSTS

                                                 December 31,   December 31,
                                                     2005           2004
                                                 ------------   ------------
CANADIAN OPERATIONS
   Interest on obligations under capital lease    $      731     $    1,101
                                                  ----------     ----------

U.S. OPERATIONS
   Interest and loan fees on long-term debt       $1,667,516     $1,075,740
   Amortization of financing costs                   291,807        162,044
   Interest on obligations under capital lease           534          4,052
                                                  ----------     ----------
                                                   1,959,857      1,241,836
                                                  ----------     ----------
                                                  $1,960,588     $1,242,937
                                                  ==========     ==========

Early payment fees of $336,655 paid to Oak Street and FCC in June 30, 2005 are included in interest and loan fees on long-term debt.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $1,199,136 for the nine months ending December 31, 2005 from $880,062 for the nine months ending December 31, 2004, mainly due to the increased amortization resulting from the acquisitions in the second and fourth quarters of the year ending March 31, 2005, primarily the Virginia operation where the customer accounts are being amortized over 2 years.

Depreciation and amortization decreased to $369,300 for the three months ending December 31, 2005 from $422,391 for the three months ending December 31, 2004, mainly due to purchase price recalculation for the Vista acquisition which resulted in the reduction in customer accounts for the quarter ending December 31, 2005 and an adjustment to increase the original purchase price allocation in the quarter ending December 31, 2004.

SUMMARY QUARTERLY INFORMATION

The following table summarizes the Company's key consolidated financial information for the last eight quarters.

- Revenue increase starting in the December 2004 quarter was due to US acquisitions in Virginia, and Illinois for quarter ending March 31, 2005. Revenues from the new acquisitions are included from the closing date of the respective acquisitions.

- EBITDA is defined as Earnings before interest, income taxes, and depreciation and amortization.

- EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss above.

- EBITDA loss in the September 2004 quarter was primarily related to the non-cash stock-based compensation ($411,275) expensed in that quarter.

- EBITDA in the March 2005 quarter was primarily related to the US acquisitions in Virginia and Illinois.

- Net earnings (loss) in the March 2005 quarter was primarily related to the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt $2,539,697 (non-cash expenses).

- Revenue in September 2005 quarter is historically lower compared to the other quarters.

- EBITDA loss for the September 2005 quarter was primarily due to lower revenues and legal expenses related to Kabaker dispute.

- EBITDA for December 2005 quarter primarily due to the benefit of cost reduction initiatives in the US operations, the gain on Kabaker settlement, offset by legal expenses related to the Kabaker dispute.

                            DEC-05     SEP-05      JUN-05      Mar-05      Dec-04       Sep-04      Jun-04      Mar-04
                          ---------  ---------  ----------  ----------    ---------  ----------   ---------   ---------
Revenues                  3,088,025  2,733,826   3,433,595   4,872,382    3,146,777   2,528,979   2,516,206   2,828,346
EBITDA                      565,283   (263,135)    313,010   1,732,032       27,253    (394,456)    159,332     433,850
Net earnings(loss)         (580,523)  (993,632) (1,054,444) (2,079,926)    (974,156) (1,057,215)   (358,857)    (54,305)
Earnings(loss) per
share Basic and Diluted       (0.07)     (0.12)      (0.13)      (0.26)       (0.12)      (0.13)      (0.05)      (0.01)

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Company's balance sheet as at December 31, 2005 as compared to March 31, 2005 reflects a net increase in working capital of $16,143,128 primarily due to repayment of the Oak Street and First Capital facility with the proceeds received from United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC ("Bridge") and reclassification of the remaining seller debt to long-term debt. Other major changes consist of the inclusion of the working capital and trust accounts of the Vista agency resulting from the Kabaker settlement, a net increase in deferred financing costs of $2,321,740 related to the new Bridge financing, a net decrease in long-term debt of $1,602,867 including a purchase price adjustment and related downward adjustment to the note payable for the Vista acquisition of U.S.$2,674,362 and increase due to the Bridge financing.

Shareholder's equity decreased $1,621,537, primarily due to an operating loss of $2,628,599, offset by the increase in contributed surplus in the amount of $666,118 related to the fair value of share purchase warrants issued to Bridge and increase in share capital of $306,660 due to the issuance of 383,325 shares in the quarter ended September 30, 2005.

FINANCIAL RESOURCES AND LIQUIDITY

At December 31, 2005, the Company had a working capital of $(642,367), obligations under capital leases of $13,184 and long-term debt of $15,087,426.

On June 15, 2005, the Company closed a U.S.$ 25,000,000 ($ 30,750,000) secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders have agreed to provide a U.S.$ 25,000,000 ($ 30,750,000) five year term loan facility (the "Facility") to the Company.

The Company can borrow an aggregate amount, not to exceed at any time outstanding, three times the trailing twelve month adjusted Earnings Before Interest, Income Taxes, Depreciation and Amortization (EBITDA). The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S.$ 3.0 million and U.S.$ 5.0 million respectively. As additional consideration for providing the Facility, the Company has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares at a price of $ 0.80 per share until June 15, 2010.

The Facility has been fully guaranteed and collateralized by the Company.

The initial term loan proceeds of U.S.$ 7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 in the amount of U.S.$ 6,458,460, and pay the costs of U.S.$ 1,515,000 incurred in relation to the Facility. On June 30, 2005, the Company was advanced an additional US$500,000 under the Facility for working capital. Additional legal costs of U.S.$181,223 have been incurred in relation to the Facility. In November 2005, a first amendment to the amended and restated loan and security agreement was made which effectively amended certain covenants and related measurement dates. The balance of the Facility may only be used to fund permitted acquisitions within the United States.

Shareholders' equity has decreased from $2,408,969 as at March 31, 2005 to $787,432 as at December 31, 2005 due primarily to the operating loss for the nine month period ended December 31, 2005 of $2,628,599 which included early payment fees paid to Oak Street and First Capital ($336,655) and depreciation and amortization ($1,199,136). The decrease was partially offset by the increase in contributed surplus of $666,118 related to the fair value of share purchase warrants issued to Bridge and increase in share capital of $306,660 due to the issuance of 383,325 shares in the quarter ended September 30, 2005.

The following table sets forth the Company's future contractual and long-term obligations as at December 31, 2005:

                                              Less than    1 - 3      3 - 5     More than
CONTRACTUAL OBLIGATIONS             Total      1 Year      Years      Years      5 years
-----------------------           ---------   ---------   -------   ---------   ---------
Capital Lease Obligations            23,348     10,164     11,334       1,850         --
Operating Lease Obligations         579,313    512,764     66,549          --         --

LONG-TERM DEBT
Kabaker Family Trust                533,982    179,840    314,794      39,348         --

Schuneman Insurance Agency Inc.   1,346,615         --    228,167     514,719    603,729
Bridge Healthcare Funding         9,358,802    433,434         --   8,925,368         --
Emmett Lescroart                  3,789,175         --         --   3,789,175         --
Al Vinciguerra Ltd.                 893,623    221,497    492,190     179,936         --

SHARE CAPITAL

     Authorized

          Unlimited common shares without par value

                                   2005                      2004
                         -----------------------   -----------------------
                           Shares       Amount       Shares       Amount
                         ---------   -----------   ---------   -----------
Issued
March 31,                7,955,153   $ 9,895,142   7,955,153   $10,001,138
Share issue costs                                                   (1,974)
Common shares issued
   for debt settlement     383,325       306,660          --            --
                         ---------   -----------   ---------   -----------
December 31,             8,338,478   $10,201,802   7,955,153   $ 9,999,164
                         =========   ===========   =========   ===========

The normal course issuer bid expired May 19, 2005. The Company did not repurchase any of its shares during the quarter ended June 30, 2005.

On August 18, 2005, a debt of US$250,000 was settled by the issuance of 383,325 common shares.

Share Purchase Warrants

A summary of the Company's share purchase warrants outstanding and exercisable as at December 31, 2005, and changes related thereto, are as follows:

                                            Exercise
                              Outstanding     Price
                              -----------   --------
Balance, March 31, 2005          263,098      $1.60
Issued                         1,439,128       0.80
                               ---------      -----
Balance, December 31,  2005    1,702,226      $0.92
                               =========      =====

The share purchase warrants exercisable at $1.60 per warrant expire February 28, 2006 and the share purchase warrants exercisable at $.80 expire June 15, 2010. No share purchase warrants were exercised during the nine month period ended December 31, 2005.

The fair value of the share purchase warrants issued in the quarter ended June 30, 2005 has been accounted for as Deferred Financing Costs ($666,100).

The fair value of share purchase warrants issued to Bridge was estimated on the date of award using the Black-Scholes option pricing model with the following assumptions:

                            2005
                          -------
Risk-free interest rate       2.6%
Estimated volatility           67%
Expected lives            5 years

The average fair value of share purchase warrants issued during the June 30, 2005 quarter, as calculated using the Black-Scholes option pricing model, was $
0.46 per share purchase warrant.

The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable. Also, option pricing models require the use of estimates and assumptions including expected volatility. The Company uses expected volatility rates, which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect these fair value estimates.

STOCK-BASED COMPENSATION

The Company has an incentive stock option plan, which provides for the award of stock options to directors, officers, employees and consultants. A maximum of 1,309,811 common shares are reserved under the plan. The terms and exercise prices of all stock option awards are determined by the directors at the time of issue. All stock options awarded prior to March 31, 2001 vested immediately. Stock options awarded during the year ended March 31, 2002 vest over periods of up to five years. All stock options awarded during the years ended March 31, 2004 and 2005 vested immediately.

     Changes in options during the periods ended December 31, 2005 and March 31, 2005 are as follows:

                                     December 31, 2005         March 31, 2005
                                   ---------------------   ---------------------
                                               Weighted-               Weighted-
                                                average                 average
                                   Number of    exercise   Number of    exercise
                                    options      price      options      price
                                   ---------   ---------   ---------   ---------
Outstanding, beginning of period   1,290,411    $ 1.00     1,308,811    $ 1.23
Awarded                                   --        --       520,000      1.10
Cancelled                            (15,000)    (1.10)       (4,000)    (1.00)
Expired                                   --        --      (534,400)    (1.69)
                                   ---------    ------     ---------    ------
Outstanding, end of period         1,275,411    $ 0.99     1,290,411    $ 1.00
                                   ---------    ------     ---------    ------
Exercisable, end of period         1,272,911    $ 0.99     1,277,411    $ 1.00
                                   ---------    ------     ---------    ------

The following table sets forth information relating to stock options outstanding as at December 31, 2005:

                               Number        Weighted                   Number
                             outstanding     average     Weighted-    exercisable   Weighted
              Range of           at         remaining     average         at        average
              exercise      December 31,   contractual    exercise   December 31,   exercise
 Expiry        prices           2005           life        price         2005         price
 ------    --------------   ------------   -----------   ---------   ------------   --------
10/26/06   $         1.00       431,000        0.83        $1.00         431,000      $1.00
03/18/07             1.15         5,000        1.21         1.15           2,500       1.15
08/29/08             0.81       319,411        2.67         0.81         319,411       0.81
08/29/08             1.00        15,000        2.67         1.00          15,000       1.00
08/05/09             1.10       490,000        3.58         1.10         490,000       1.10
08/16/09             1.25        15,000        3.58         1.25          15,000       1.25
           --------------     ---------        ----        -----       ---------      -----
           $0.81 to $1.25     1,275,411        2.40        $0.99       1,272,911      $0.99
           ==============     =========        ====        =====       =========      =====

RELATED PARTY TRANSACTIONS

The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to between the related parties, unless otherwise noted.

The amount due from an officer and director bears interest at the Royal Bank of Canada's prime rate of interest and is collateralized by a pledge of marketable securities and a pledge of other personal assets. The amount is repayable on demand but the Company does not anticipate requesting full repayment during the next fiscal year.

Two directors are also partners with law partnerships. During the nine months ended December 31, 2005, the Company incurred $ 220,178 (2004 -$223,940) of legal fees with these law partnerships.

The Company processed certain of its insurance policy sales through facilities owned by an officer of the subsidiary. During the quarter ended June 30, 2005, the Company processed $ 667,269 (2004 - $723,244) of revenue through this arrangement, incurred payroll costs, rent and overhead of $ 649,316 (2004 - $ 826,379) and paid for the purchase of office equipment of $ 9,405 (2004 - $ 13,925). Effective June 24, 2005, the officer of the subsidiary is no longer employed by the Company and therefore is no longer a related party.

SETTLEMENT OF LEGAL ACTIONS

On December 16, 2005, the Company negotiated a settlement to all of the outstanding legal actions with DKWS Enterprises Inc. ("DKWS"), John Kabaker and the Kabaker Family Trust of July 2, 1998 (the "Trust"). The negotiated settlement included a dismissal of all pending legal actions and a substantial discount to the purchase price in connection with the acquisition of the assets of the Vista Insurance Agency. The contingent purchase price for the remaining 20% of the acquisition, which had not been recorded, has been extinguished. A net gain was recorded of $254,095 (US$210,675) relating to the settlement agreement.

On September 15, 2005, John Kabaker filed a complaint with the U.S. Department of Labor, for unlawful retaliation pursuant to section 806 of the Sarbanes-Oxley Act. On December 14, 2005, the U.S. Department of Labor confirmed the withdrawal of the complaint and confirmed that they will not be continuing their investigation into the complaint.

SUBSEQUENT EVENT

On January 31, 2006, the Company arranged a non-brokered private placement of up to 334,000 units at a price of $0.60 per unit to raise gross proceeds of up to $200,400. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one common share at a price of $0.80per share for one year after the date of the closing of the transaction.

A finder's fee may be paid in respect of the private placement. The net proceeds from the private placement will be used for working capital purposes and completion of the above-noted private placement is subject to the review and approval of the same by the Toronto Stock Exchange.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are both very important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments. We are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon available information, historical information and/or forecasts. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include those relating to business acquisitions and accounting for the resulting customer account, goodwill and non-competition agreements, stock-based compensation and income taxes

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

BUSINESS COMBINATIONS

Business acquisitions are accounted for using the purchase method whereby the fair value of consideration given is allocated to identifiable assets acquired and liabilities assumed. The results of operations and cash flows of an acquired business are included in the Company's financial statements from the date of acquisition. Where the consideration given is subject to contingent adjustment based on future periods' operating results, such adjustment is recognized in the period the contingency is resolved.

CUSTOMER ACCOUNTS

Acquired customer accounts are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over estimated useful lives of between two and seventeen years. The carrying value of customer accounts is periodically assessed for impairment in accordance with the Company's accounting policy for impairment of long-lived assets.

GOODWILL

Goodwill results from business combinations and represents the excess of the consideration given over the fair value of identifiable net assets acquired. Goodwill is not subject to amortization but is subject to an impairment test that is performed at least annually.

NON-COMPETITION AGREEMENTS

Non-competition agreements are secured at the time of business combinations and are recognized at their estimated fair value at the date of acquisition. Amortization is provided on a straight-line basis over their estimated useful lives of between six and ten years. Impairment is periodically assessed in accordance with the Company's policy for impairment of long-lived assets.

STOCK-BASED COMPENSATION

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

INCOME TAXES

Income taxes are recorded using the liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using enacted or substantively enacted income tax rates. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of the Company for the nine months ended December 31, 2005 have been prepared by management and approved by the audit committee. These statements have not been reviewed by the Company's external auditors.

Dated: February 13, 2006


"Primo Podorieszach"                    "Mahesh Bhatia"
-------------------------------------   ----------------------------------------
Primo Podorieszach                      Mahesh Bhatia
President and CEO                       Chief Financial Officer

                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, Primo Podorieszach, the Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony Clark International Insurance Brokers Ltd. (the "Issuer") for the interim period ending December 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 13, 2006


"Primo Podorieszach"
-------------------------------------
Primo Podorieszach
Chief Executive Officer

                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, Mahesh Bhatia, the Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony Clark International Insurance Brokers Ltd. (the "Issuer") for the interim period ending December 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 13, 2006


"Mahesh Bhatia"
-------------------------------------
Mahesh Bhatia
Chief Financial Officer

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745

            EXTENSION AND REPRICING OF COMMON SHARE PURCHASE WARRANTS

Calgary, Alberta, Canada, February 17, 2006 - ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD:
ACKBF) ("Anthony Clark") announces that, subject to any and all required regulatory and stock exchange approvals, it plans to re-price and extend the term of 259,098 Common Share Purchase Warrants (the "Warrants") which were first issued on February 26th, 2004.

The Warrants issued on February 26th, 2004, were originally exercisable at a price of $1.60 per share and are due to expire on February 28, 2006. Anthony Clark proposes to reset the exercise price of the Warrants from $1.60 per share to $0.80 per share and to extend the time for exercising the same from February 28, 2006 to February 28, 2007. No insiders of Anthony Clark hold any of the Warrants. The revised Warrants shall not be exercisable by the holders thereof for a period of 10 business days from the date hereof.

Anthony Clark is a general insurance broker and has expanded principally though internal growth and brokerage acquisitions of 23 general insurance brokerages and processes approximately CDN$107,000,000 (U.S.$86,000,000) annually in insurance premiums for its 63,000 customers.

Press Contacts - North America:         Barry Kaplan
                                        Barry Kaplan Associates
                                        New Jersey
                                        Telephone: (732) 747-0702
                                        Email: smallkap@aol.com

Anthony Clark International Insurance Brokers Ltd. Mr. Tony Consalvo, C.O.O.
                                        Telephone: (403) 225-5100
                                        Email: tony.consalvo@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forwardlooking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

                                        On behalf of
                                        ANTHONY CLARK INTERNATIONAL
                                        INSURANCE BROKERS LTD.
                                        Primo Podorieszach, C.E.O.

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745

                            NEW DIRECTOR APPOINTMENT

Calgary, Alberta, Canada, February 27, 2006 - ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD:
ACKBF) ("Anthony Clark") is pleased to announce the appointment of Mr. Robert M. Sadleir to the Corporation's Board of Directors.

Mr. Sadleir is a Chartered Accountant and Vice-President Finance for Cal-Gas Inc. Mr. Sadleir has extensive knowledge and experience in the areas of finance, corporate strategy, and general business operations.

Anthony Clark is a general insurance broker and has expanded principally though internal growth and brokerage acquisitions of 23 general insurance brokerages and processes approximately CDN$107,000,000 (U.S.$86,000,000) annually in insurance premiums for its 63,000 customers.

Press Contacts - North America:         Barry Kaplan
                                        Barry Kaplan Associates
                                        New Jersey
                                        Telephone: (732) 747-0702
                                        Email: smallkap@aol.com

Anthony Clark International Insurance Brokers Ltd. Mr. Tony Consalvo, C.O.O.
                                        Telephone: (403) 225-5100
                                        Email: tony.consalvo@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forwardlooking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

                                        On behalf of
                                        ANTHONY CLARK INTERNATIONAL
                                        INSURANCE BROKERS LTD.
                                        Primo Podorieszach, C.E.O.